[redacted]

*KH 9/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton 631-454-2000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11022745

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 9/8

OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lantern Investments, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULINE UGGINO
Notary Public, State Of New York
No. 01UG4050075
Qualified In Kings County
Commission Expires 1-31-14

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of
Lantern Investments, Inc
Melville, NY

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company") as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lantern Investments, Inc., as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
July 28, 2011

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 353,705
Securities owned, at market value	1,035,000
Receivable from clearing brokers	559,455
Goodwill, net of accumulated amortization of $59,478	156,449
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $169,154	41,691
Other assets	150,845
TOTAL ASSETS	$ 2,297,145

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 846,549
Deferred rent	17,602
Corporate taxes payable	3,743
TOTAL LIABILITIES	867,894
SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	
Liability subordinated to claims of general creditors	45,000
SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding	-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,900 shares outstanding	495
Additional paid-in capital	412,472
Retained earnings	977,344
Treasury stock, at cost, 100 shares	(6,060)
TOTAL SHAREHOLDERS' EQUITY	1,384,251
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	1,429,251
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,297,145

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2011

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing brokers, Pershing, LLC. ("Pershing") and Penson Financial Services, Inc. ("PFS") (terminated during the fiscal year). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

The Company executes all of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its current clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2011, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided for on accelerated and straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820"), the Company is required to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. See further disclosure in Note 4.

3. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents includes $101,523 in money market funds.

The Company maintains cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company also places cash and cash equivalents with their clearing broker. Funds deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may be in excess of insured balances.

4. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 (ASC 820) at June 30, 2011. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in securities				
Common stock	$ 19,347	$ 19,347	$ -	$ -
Certificate of deposits	52,813	52,813	-	-
Corporate bonds	135,159	-	135,159	-
Government agencies	56,396	-	56,396	-
Municipal bonds	771,285	-	771,285	-
Total	$ 1,035,000	$ 72,160	$ 962,840	$ -
Percent of total	100.00%	7.00%	93.00%	0.00%

5. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted ("ACS 350") FASB Statement No. 142 "Goodwill and Other Intangible Assets". The intangible assets acquired are determined to be wasting assets, as defined in the SFAS, with finite useful lives. As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $11,936 for the year ended June 30, 2011.

6. OTHER ASSETS

Other assets include $64,401 of advances paid to employees and are being expensed over various periods. These advances are to be repaid through the earning of a "Production Bonus" as stipulated in the various Employment Agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable. At such time, the Borrower shall begin to pay interest on the loan at the annual rate of 2% above the prime rate of the JP Morgan Chase Bank. The financial statements reflect an expense of $24,831 relating to these agreements.

7. INCOME TAXES

The provision for current income taxes consists of the following:

Federal	$ 97,320
State	32,418
Total	$129,738

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2011 management has determined that there are no material uncertain income tax positions.

8. DEFERRED RENT

The leases for the Company's office space in Melville, NY, New York City, NY Chicago IL, and San Francisco, CA provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, while deferred rent payable represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

9. COMMITMENTS

In July, 2008, the Company entered into an agreement to purchase a customer list and to pay a declining percentage of the monthly gross commissions generated for a period of five years.

The Company leases office space in Great Neck, NY Melville, NY, New York City, NY Chicago IL, Huston, TX, and San Francisco, CA under non-cancelable lease agreements. The leases expire in 2012, 2017, 2014, 2012, 2014, and 2013 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30,	
2012	$265,274
2013	201,372
2014	146,602
2015	67,404
2016	68,131
2017	51,207
Total	$ 799,990

10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liabilities subordinated to the claims of general creditors consist of subordinated loan agreements in aggregate of $45,000, some of which are from related parties, which pay interest at various rates and maturity dates. It is the Company's intent to renew the loans.

PRINCIPAL	INTEREST RATE	MATURITY
$ 25,000	10%	August 31, 2012
10,000	6%	September 30, 2011
5,000	6%	September 30, 2011
5,000	6%	September 30, 2011
$ 45,000		

The subordinated loans have been contributed under agreements pursuant to the rules and regulations of the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

The subordinated loan agreements can be withdrawn by the lenders only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt. Interest expense on the subordinated liabilities was $3,700 for the year ended June 30, 2011.

11. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is approximately $64,515 for the year ending June 30, 2011.

12. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $5,869 from an affiliated entity which is owned by certain of the Company's shareholders.

13. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $1,008,112, which exceeded the minimum requirement of $100,000 by $908,112. The Company's net capital ratio was 3.15 to 1.

15. SUBSEQUENT EVENTS

Events have been evaluated through July 28, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.

LANTERN INVESTMENTS, INC.

REPORT PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4)

FOR THE YEAR ENDED JUNE 30, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Lantern Investments, Inc.
Melville, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Lantern Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lantern Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lantern Investments, Inc.'s management is responsible for Lantern Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This report relates only to the schedule referred to above, and does not extend to the financial statements of Lantern Investments, Inc.

Halpern & Associates, LLC

Wilton, Connecticut
July 28, 2011

LANTERN INVESTMENTS, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2011

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the fiscal period July 1, 2010 FOR THE YEAR ENDED JUNE 30, 2011	January 28, 2011	$ 5,604	
SIPC-7 general assessment for the year ending June 30, 2011	August 15, 2011	5,558	$ 11,162
		$ 11,162	$ 11,162

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.